EXHIBIT 99.1

FirstService Reports Strong Fourth Quarter and Full Year Results

Broad-Based Top-Line Growth Drives Performance

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2021	2020	2021	2020

Revenues (millions)	$856.9	$775.1	$3,249.1	$2,772.4
Adjusted EBITDA (millions) (note 1)	83.5	79.9	327.4	283.7
Adjusted EPS (note 2)	1.21	1.02	4.57	3.46

GAAP Operating Earnings	44.9	49.4	201.6	169.4
GAAP EPS	0.70	0.50	3.05	2.02

TORONTO, Feb. 15, 2022 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today announced strong fourth quarter and full year results for the year ended December 31, 2021. All amounts are in US dollars.

Revenues for the fourth quarter were $856.9 million, an 11% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $83.5 million, up 5%, and Adjusted EPS (note 2) was $1.21, up 19% from the prior year quarter. GAAP Operating Earnings were $44.9 million, relative to $49.4 million in the prior year period. GAAP diluted EPS was $0.70 per share in the quarter, compared to $0.50 for the same quarter a year ago.

For the year ended December 31, 2021, revenues were $3.25 billion, a 17% increase relative to the prior year, including 10% consolidated organic growth. Adjusted EBITDA was $327.4 million, up 15%, and Adjusted EPS was $4.57, up 32% versus the prior year of $3.46. GAAP Operating Earnings were $201.6 million, versus $169.4 million in the prior year period. GAAP earnings per share was $3.05, compared to $2.02 in the prior year.

“We are pleased to have delivered another year of very strong organic and overall revenue growth with all of our businesses demonstrating their ability to win market share, despite a challenging labour environment,” said Scott Patterson, Chief Executive Officer of FirstService. “Our focus during the coming year is to further strengthen our teams and increase capacity to meet robust demand for our services. The continued strength in our end market fundamentals, together with the recent addition of strategic tuck-under acquisitions, provide us with confidence in our top-line growth outlook for 2022,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.2 billion in annual revenues and has approximately 25,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential revenues totalled $405.7 million for the fourth quarter, up 12% relative to the prior year quarter, including 5% organic growth and the remaining contribution from recent tuck-under acquisitions. Organic growth was driven by an increase in our sited labour revenue across all markets. Adjusted EBITDA was $35.7 million, compared to $35.5 million reported in the prior year period. GAAP Operating Earnings were $25.7 million, versus $28.0 million for the fourth quarter of last year. Operating margins declined in the quarter due to increased wage inflation across our operations and a decrease in higher margin ancillary revenue compared to the significant performance in the prior year fourth quarter.

FirstService Brands revenues totalled $451.3 million, up 9% versus $412.5 million in the prior year period. The increase included 2% organic growth, with the balance from recent tuck-under acquisitions. Organic growth for the quarter included significant strength across our home improvement service lines, largely offset by our restoration operations, which delivered fourth quarter revenues in line with the prior year and a modest decline on an organic basis due to stronger weather-related and large loss claims activity in the prior year period. Adjusted EBITDA for the quarter was $53.3 million, up 10% versus the prior year quarter. GAAP Operating Earnings were $28.3 million, versus $28.1 million in the prior year quarter. The division EBITDA margin was relatively in line with the prior year quarter, while the operating earnings margin declined year-over-year due to increased intangible asset amortization arising from recent acquisitions.

Corporate costs, as presented in Adjusted EBITDA were $5.5 million in the fourth quarter, relative to $4.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $9.1 million, relative to $6.6 million in the prior year period.

Segmented Full Year Results
FirstService Residential revenues were $1.59 billion, up 12% relative to 2020, with the increase comprised of 8% organic growth and the balance from acquisitions. Organic growth was primarily driven by labour-related services compared to the prior year period. Adjusted EBITDA was $156.7 million, up 13% versus the prior year. GAAP Operating Earnings were $127.3 million, compared to $112.6 million in the prior year.

FirstService Brands revenues for the year totalled $1.66 billion, up 23% versus the prior year, comprised of 13% organic growth and the balance from tuck-under acquisitions. Organic revenue growth was broad-based across the division and included double-digit organic growth in our restoration and home improvement operations. Adjusted EBITDA for the year was $187.9 million, up 21% relative to the prior year. GAAP Operating Earnings were $106.6 million, versus $78.8 million a year ago.

Corporate costs, as presented in Adjusted EBITDA, were $17.2 million for the full year, relative to $9.8 million in the prior year, with the increase primarily attributable to higher compensation expense versus 2020 when significant COVID-related cost reductions were incurred, as well as the impact of foreign exchange. On a GAAP basis, corporate costs were $32.2 million, relative to $21.9 million a year ago.

Conference Call & Presentation
FirstService will be holding a conference call on Tuesday, February 15, 2022 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full year. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2020 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2021	2020	2021	2020

Net earnings	$35,395	$32,927	$156,130	$109,590
Income tax	13,554	11,747	52,875	35,865
Other expense (income)	(8,104)	284	(23,399)	(361)
Interest expense, net	4,005	4,437	16,036	24,318
Operating earnings	44,850	49,395	201,642	169,412
Depreciation and amortization	28,089	25,203	98,965	98,382
Acquisition-related items	7,077	2,548	12,023	4,300
Stock-based compensation expense	3,516	2,748	14,746	11,628
Adjusted EBITDA	$83,532	$79,894	$327,376	$283,722

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2021	2020	2021	2020

Net earnings	$35,395	$32,927	$156,130	$109,590
Non-controlling interest share of earnings	(495)	(513)	(7,422)	(6,354)
Acquisition-related items	7,077	2,548	12,023	4,300
Amortization of intangible assets	12,904	11,048	43,891	46,464
Stock-based compensation expense	3,516	2,748	14,746	11,628
Income tax on adjustments	(4,269)	(3,587)	(15,246)	(15,104)
Non-controlling interest on adjustments	(369)	(304)	(1,125)	(1,127)
Adjusted net earnings	$53,759	$44,867	$202,997	$149,397

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2021	2020	2021	2020

Diluted net earnings per share	$0.70	$0.50	$3.05	$2.02
Non-controlling interest redemption increment	0.09	0.24	0.30	0.37
Acquisition-related items	0.15	0.05	0.26	0.10
Amortization of intangible assets, net of tax	0.21	0.18	0.71	0.77
Stock-based compensation expense, net of tax	0.06	0.05	0.25	0.20
Adjusted earnings per share	$1.21	$1.02	$4.57	$3.46

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)

	Three months		Twelve months
	ended December 31		ended December 31
	2021	2020	2021	2020

Revenues	$856,945	$775,055	$3,249,072	$2,772,415

Cost of revenues	578,043	528,272	2,202,840	1,871,798
Selling, general and administrative expenses	198,886	169,637	733,602	628,523
Depreciation	15,185	14,155	55,074	51,918
Amortization of intangible assets	12,904	11,048	43,891	46,464
Acquisition-related items (1)	7,077	2,548	12,023	4,300
Operating earnings	44,850	49,395	201,642	169,412
Interest expense, net	4,005	4,437	16,036	24,318
Other expense (income) (2)	(8,104)	284	(23,399)	(361)
Earnings before income tax	48,949	44,674	209,005	145,455
Income tax	13,554	11,747	52,875	35,865
Net earnings	35,395	32,927	156,130	109,590
Non-controlling interest share of earnings	495	513	7,422	6,354
Non-controlling interest redemption increment	3,893	10,389	13,496	15,977
Net earnings attributable to Company	$31,007	$22,025	$135,212	$87,259

Net earnings per common share

Basic	$0.71	$0.51	$3.08	$2.04
Diluted	0.70	0.50	3.05	2.02

Adjusted earnings per share (3)	$1.21	$1.02	$4.57	$3.46

Weighted average common shares (thousands)
Basic	43,969	43,577	43,841	42,756
Diluted	44,576	44,091	44,401	43,184

(1)	Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2)	Other income includes a $12.5 million pre-tax gain from the divestiture of a small, non-core operation in the FirstService Residential segment. Also included in other income is a pre-tax gain of $7.3 million from the sale of a building in South Florida.
(3)	See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31, 2021	December 31, 2020

Assets
Cash and cash equivalents	$165,665	$184,295
Restricted cash	28,606	24,643
Accounts receivable	551,564	418,890
Other current assets	218,825	191,488
Current assets	964,660	819,316
Other non-current assets	21,098	14,970
Fixed assets	138,066	126,569
Operating lease right-of-use assets	159,730	153,185
Goodwill and intangible assets	1,225,469	1,082,500
Total assets	$2,509,023	$2,196,540

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$386,529	$349,692
Other current liabilities	126,460	102,266
Operating lease liabilities - current	48,047	35,315
Long-term debt - current	57,436	56,478
Current liabilities	618,472	543,751
Long-term debt - non-current	595,368	533,126
Operating lease liabilities - non-current	122,337	128,793
Other liabilities	111,919	96,093
Deferred income tax	42,070	41,345
Redeemable non-controlling interests	219,135	193,034
Shareholders' equity	799,722	660,398
Total liabilities and equity	$2,509,023	$2,196,540

Supplemental balance sheet information
Total debt	$652,804	$589,604
Total debt, net of cash	487,139	405,309

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)

	Three months ended		Twelve months ended
	December 31		December 31
	2021	2020	2021	2020

Cash provided by (used in)

Operating activities
Net earnings	$35,395	$32,927	$156,130	$109,590
Items not affecting cash:
Depreciation and amortization	28,089	25,203	98,965	98,382
Deferred income tax	109	(11,715)	(2,616)	(18,054)
Other	2,182	4,152	6,182	12,307
	65,775	50,567	258,661	202,225

Changes in non-cash working capital
Accounts receivable	(7,122)	3,399	(86,943)	8,908
Payables and accruals	(16,522)	37,992	(2,817)	90,622
Other	3,147	4,847	11,641	(9,990)

Contingent acquisition consideration paid	(13,273)	-	(13,273)	-
Net cash provided by operating activities	32,005	96,805	167,269	291,765

Investing activities
Acquisition of businesses, net of cash acquired	(77,210)	(34,052)	(163,221)	(98,559)
Disposal of business, net of cash disposed	-	-	15,780	-
Purchases of fixed assets	(15,856)	(8,514)	(58,204)	(39,415)
Other investing activities	5,437	(2,958)	(675)	(4,288)
Net cash used in investing activities	(87,629)	(45,524)	(206,320)	(142,262)

Financing activities
Increase (decrease) in long-term debt, net	86,885	(15,500)	62,058	(179,287)
Proceeds received on common share issuance	-	-	-	150,008
Purchases of non-controlling interests, net	(834)	(1,441)	(6,510)	(20,231)
Dividends paid to common shareholders	(8,017)	(7,189)	(31,207)	(27,448)
Distributions paid to non-controlling interests	-	-	(9,241)	(5,084)
Other financing activities	(213)	(1,303)	9,331	6,846
Net cash provided by (used in) financing activities	77,821	(25,433)	24,431	(75,196)

Effect of exchange rate changes on cash	(49)	725	(47)	340

Increase in cash, cash equivalents and restricted cash	22,148	26,573	(14,667)	74,647

Cash, cash equivalents and restricted cash, start of period	172,123	182,365	208,938	134,291

Cash, cash equivalents and restricted cash, end of period	$194,271	$208,938	$194,271	$208,938

Segmented Results
(in thousands of US$)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2021
Revenues	$405,661	$451,284	$-	$856,945
Adjusted EBITDA	35,734	53,295	(5,497)	83,532
Operating earnings	25,651	28,250	(9,051)	44,850

2020
Revenues	$362,549	$412,506	$-	$775,055
Adjusted EBITDA	35,484	48,632	(4,222)	79,894
Operating earnings	27,951	28,064	(6,620)	49,395

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2021
Revenues	$1,585,431	$1,663,641	$-	$3,249,072
Adjusted EBITDA	156,718	187,882	(17,224)	327,376
Operating earnings	127,297	106,579	(32,234)	201,642

2020
Revenues	$1,415,121	$1,357,294	$-	$2,772,415
Adjusted EBITDA	138,424	155,100	(9,802)	283,722
Operating earnings	112,555	78,786	(21,929)	169,412